Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Accenture plc:

We consent to the incorporation by reference in the registration statements (No. 333-166290) on Form S-3 and (No. 333‑164737) and (No. 333-65376-99) on Form S-8 of Accenture plc of our report dated October 30, 2012, with respect to the statements of financial condition of the Accenture plc 2010 Employee Share Purchase Plan as of August 31, 2012 and 2011, and the related statements of operations and changes in plan equity for each of the years in the two-year period ended August 31, 2012 and the period from February 4, 2010 (inception) to August 31, 2010, which report appears in the August 31, 2012 annual report on Form 10-K of Accenture plc.

/s/ KPMG LLP
Chicago, Illinois
October 30, 2012